

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE: CVR Energy, Inc.**
> **Amended Schedule TO-T filed April 3, 2012 by IEP Energy LLC et. al.**
> **File No. 005-83522**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn**
>   **Partners LP et. al.**
> **Filed on March 14 and 28, 2012**
> **File No. 001-33492**

Dear Mr. Schaitkin:

We have reviewed your filings and have the following comments.

Offer to Purchase

General

1.   We note your response to comment 1 from our March 22, 2012 comment letter. Please revise your disclosure to:

- disclose the risk factors associated with the CCP, including, for example, the possibility that a sale of the company occurs shortly after the expiration of the CCPs and that a sale may be completed for $30 or less per share;
- provide additional detail relating to the fees and expenses that may be deducted from the per share amount to be paid out in connection with the CCPs, including, for example, an approximate percentage of such fees and expenses, a description of the types of fees and expenses you expect to be incurred, and whether any fees or expenses would be paid to affiliates of the Icahn Group. To the extent you expect the fees and expenses to vary according to the per share price, please provide examples of the fees and expenses associated with several per share sale price levels;
- in connection with the same fees and expenses, clarify, if true, that they will be prorated among all shares of the company's common stock, including shares currently held by the Icahn Group and its affiliates;

- disclose that you will provide a notice to shareholders, at the expiration of the CCPs, describing the efforts the company engaged in attempting to negotiate its sale, the results of those efforts, the fees and expenses incurred, and the offers (quantified or not), if any, received during the fifteen month life of the CCP; and,
- disclose whether the Icahn Group would be willing to commit to vote its shares of common stock for a sale of the company and the circumstances in which it would or would not do so.

Finally, please confirm that you will disseminate the additional disclosure to shareholders in a manner consistent with the provisions of Rule 14d-4.

Soliciting Materials filed March 14, 2012

2. We reissue prior comment 2 from our March 22, 2012 comment letter. Please note that providing the names of the companies in which the Icahn Group has invested does not appear to be sufficient support for your assertion that you "actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested." Please provide us with a numerical analysis supporting your statement.

Soliciting Materials filed March 28, 2012

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for your disclosure that a tightening of the spread between the price of WTI and Brent crude oil is likely to occur.

4. Please provide us with supplemental support for the disclosure relating to the Goldman Sachs March 1, 2012 report.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions